Exhibit 99.5

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Investor Day 2022 – Abbreviations

Abbreviation	Meaning
5G	Fifth Generation network
ADAS	Advanced Driver Assistance Systems
Adv Logic	≤28 nm nodes
AEX	Amsterdam Exchange indeX
AI	Artificial Intelligence
AR	Augmented Reality
ArF	Argon Fluoride DUV system
ArFi	Argon Fluoride Immersion DUV system
ASP	Average Selling Price
Bn	billion
CAGR	Compound annual growth rate
capex	Capital Expenditure
CFET	Complementary Field Effect Transistor

Abbreviation	Meaning
CMD	Capital Markets Day
CMOS	Complementary metal oxide semiconductor
DRAM	Dynamic Random Access Memory
Dry	dry lithography technology
DUV	Deep Ultraviolet
EBIT	Earnings Before Interest and Taxes
EPS	Earnings per share
EUV	Extreme Ultraviolet
EV	Electronic Vehicle
Fab	Fabrication plant
FinFET	FIN Field Effect Transistor
FY	Full Year
GAA	Gate All Around

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Investor Day 2022 – Abbreviations

Abbreviation	Meaning
Gb	Gigabyte
GM	Gross Margin
High-NA	0.55 NA EUV technology
HMI	Hermes Microvision Inc.
IBM	Installed Base Management
ICT	Information & Communication Technology
Imec	Interuniversitair Micro-Elektronica Centrum
KrF	Krypton Fluoride DUV system
kwspm	x1000 wafer starts per month
Litho	Lithography
Low-NA	0.33 NA EUV technology
M&I	Metrology & Inspection
Mature Logic	>28 nm nodes

Abbreviation	Meaning
max	maximum
Mb	Megabyte
min	minimum
MW	Mega Watt
NA	Numerical Aperture
NAND	Not AND - non volatile memory
nm	nanometer
NoN	Node-on-node
PC	Personal Computer
R&D	Research & Development
S&P 500	Standard & Poor's 500 index
SBB	Share Buyback
semi	Semiconductor

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Investor Day 2022 – Abbreviations Abbreviation    Meaning SG&A    Selling, General and Administrative SMT    Semiconductor Manufacturing Technology SOX    PHLX Semiconductor Sector Index tn    trillion TSR    Total Shareholder Return VR    Virtual Reality WW    Worldwide xEV    All kinds of Electric Vehicles XR    eXtended Reality PAGE 4 public

Forward Looking Statements This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to expected trends, including trends in end markets and the technology industry and business environment trends, expected lithography and semiconductor industry growth and growth rates and revenue, capital intensity outlook, expected growth in semiconductor end markets, expected growth in wafer demand and capacity and additional wafer capacity requirements, expected investments in wafer capacity and plans to increase capacity, expected growth in lithography spend, opportunity for growth in service and upgrades and expected growth in Installed Base Management sales, expected increase in capacity and plan for ASML and its suppliers to increase capacity and output to meet demand, expected production of systems, updated model for 2025 and 2030, outlook and expected, modelled or potential financial results, including revenue projections and annual revenue opportunity gross margin, R&D costs, SG&A costs, capital expenditure, cash conversion cycle and annualized effective tax rate for 2025 and 2030 and assumptions underlying such expected, modelled or potential amounts, and other assumptions underlying our business and financial models, expected trends in semiconductor end markets and long term growth opportunities, demand and demand drivers, expected growth in the semiconductor industry including demand growth and expected capital spend in the coming years, the impact of technology sovereignty and foundry competition, statements with respect to dividends and share buybacks and dividend policy, including expectation of growing dividends and buybacks and statements with respect to ASML’s new buyback plan, energy generation and consumption trends and the drive toward energy efficiency, increasing technological sovereignty across the world, including specific goals of countries across the world, increasing competition in the foundry business and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand and capacity for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, risks relating to execution of technology roadmaps, demand and production capacity and our and our supplier’s ability to increase capacity to meet demand, the impact of inflation and any recession, investments in capacity and lithography spend, our ability to meet the goals and expectations in our business and financial models and whether the assumptions underlying our models prove to be reasonable and accurate, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, our ability to increase capacity including our infrastructure and workforce, our ability to control costs and maintain and improve gross margin and competitive position, trends in the semiconductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, geopolitical risks and impact on our business, import/export and national security regulations and orders and their impact on us including the impact of new U.S. export regulations, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of our share repurchase program and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. PAGE 5 public

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